

December 13, 2023

Thomas J. Chmelik
Senior Executive Vice President and Chief Financial Officer
MainStreet Bancshares, Inc.
10089 Fairfax Boulevard
Fairfax, VA 22030

> **Re: MainStreet Bancshares, Inc.**
> **Form 10-K For the Fiscal Year Ended December 31, 2022**
> **File No. 001-38817**

Dear Thomas J. Chmelik:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance